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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*
                                              -
                                 K-Swiss Inc.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                     Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                   482686102
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement. [_] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages
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-----------------------                                  ---------------------
  CUSIP NO. 482686102                  13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Steven B. Nichols
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,892,628

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,884,706

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,892,628
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      34.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

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                                 SCHEDULE 13G
                                 ------------

Item 1 (a)         Name of Issuer
                   --------------

                   K.Swiss Inc.

Item 1 (b)         Address of Issuer's Principal Executive Offices
                   -----------------------------------------------

                   20664 Bahama Street
                   Chatsworth, California 91311

Item 2 (a)         Name of Person Filing
                   ---------------------

                   Steven B. Nichols

Item 2 (b)         Address of Principal Business Office
                   ------------------------------------

                   c/o K.Swiss Inc.
                   20664 Bahama Street
                   Chatsworth, California 91311

Item 2 (c)         Citizenship
                   -----------

                   United States

Item 2 (d)         Title of Class of Securities
                   ----------------------------

                   Class A Common Stock, $.01 par value. As set forth below,a portion of such shares of Class A Common Stock is represented by shares of Class B Common Stock, which are not registered under Section 12 of the Securities Exchange Act of 1934 (the "Act"), but are immediately convertible into an equal number of shares of Class A Common Stock, $.01 par value, of K.Swiss Inc. The Class A Common Stock is registered under Section 12 of the Act.

Item 2 (e)         CUSIP Number
                   ------------

                   482686102

Item 3             To be filled out if this statement is filed pursuant to Rules
                   -------------------------------------------------------------
                   13d-1(b) or 13d-2(b)
                   ---------------------

                   Not Applicable.

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Item 4       Ownership
             ---------

              (a) Amount Beneficially Owned
                  -------------------------

                  1,892,628

              (b) Percent of Class:
                  ----------------

                 1,619,706 of the shares of Class A Common Stock beneficially owned by the Reporting Person represent shares of Class B Common Stock beneficially owned by the Nichols Family Trust (the "Trust"), of which the Reporting Person serves as trustee. 7,922 of the shares of Class A Common Stock beneficially owned by the Reporting Person represent shares of Class A Common Stock as to which the Reporting Person holds a proxy. 265,000 of the shares of Class A Common Stock beneficially owned by the Reporting Person represent shares of Class A Common Stock issuable upon the exercise of options, which options are currently exercisable or exercisable within 60 days after December 31, 1996 (the "Options"). If the shares of Class B Common Stock beneficially owned by the Reporting Person as trustee of the Trust were converted into Class A Common Stock, and if all of the Options were exercised, the Reporting Person would beneficially own 34.6% of the outstanding shares of Class A Common Stock.


              (c) Number of shares as to which such person has:
                  --------------------------------------------

                  (i) sole power to vote or to direct the vote: 1,892,628

                 (ii) shared power to vote or to direct the vote: 0

                (iii) sole power to dispose or to direct the disposition of:
                      1,884,706

                 (iv) shared power to dispose or to direct the disposition of: 0


Item 5        Ownership of Five Percent or Less of a Class
              --------------------------------------------
              Not Applicable.

Item 6        Ownership of More than Five Percent on Behalf of Another Person
              ---------------------------------------------------------------

              Included in the Reporting Person's aggregate amount of 1,892,628 shares owned are 1,619,706 shares beneficially owned by the Nichols Family Trust.

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Item 7        Identification and Classification of a Subsidiary Which Acquired
              ----------------------------------------------------------------
              the Security Being Reported on by the Parent Holding Company
              ------------------------------------------------------------

              Not applicable.

Item 8        Identification and Classification of Members of the Group
              ---------------------------------------------------------

              Not applicable.

Item 9        Notice of Dissolution of Group
              ------------------------------

              Not applicable.

Item 10       Certification.
              --------------

              Not applicable.

                                   SIGNATURE
                                   ---------

           After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    February 10, 1997            /s/ Steven B. Nichols
                                       ---------------------------------------
                                       Steven B. Nichols



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